SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d — 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13-d-2(a)

(Amendment No. 1)(1)

ROADHOUSE GRILL, INC.

(Name of Issuer)

Common Stock,
$0.03 par value per share
(Title of Class of Securities)

76972510
(CUSIP Number)

BERJAYA GROUP (CAYMAN) LIMITED

Philip B. Schwartz
One Southeast Third Avenue
Miami, FL 33131-1714
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2002
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76972510	13D	Page 2 of 5 Pages

1.	Name of Reporting Person: Berjaya Group (Cayman) Limited (Foreign person - no number available)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds*: WC

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,440,786 shares

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 19,440,786

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,440,786 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*: ☐

13.	Percent of Class Represented by Amount in Row (11): 66.5%

14.	Type of Reporting Person*: CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 76972510	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

     The class of securities to which this Schedule relates is the Common Stock, par value $0.03 per share (the “Common Stock”), of Roadhouse Grill, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2703-A Gateway Drive, Pompano Beach, Florida 33069.

Item 2. Identity and Background.

     This Schedule is filed by Berjaya Group (Cayman) Limited, a corporation organized under the laws of the Cayman Islands (“Berjaya”), the principal business and offices of which are located at Level 28, Menara Shahzan Insas, 30 Jalan Sultan Ismail, Kuala Lumpur, Malaysia. Berjaya is a wholly-owned subsidiary of Berjaya Group Berhad, a corporation organized under the laws of Malaysia (“Berjaya Group”). The principal business of Berjaya is to serve as an investment holding company for Berjaya Group. Berjaya Group’s registered offices are located at Level 17, Menara Shahzan Insas, 30 Jalan Sultan Ismail, Kuala Lumpur, Malaysia, and its principal business consists of investment holding and the provision of management services.

     Information as to the identity and background of the directors and executive officers of Berjaya and Berjaya Group is set forth in Appendix A attached hereto, which is incorporated herein by reference. All such officers and directors are citizens of Malaysia.

     None of Berjaya, Berjaya Group or, to the best knowledge of Berjaya, any of the directors, executive officers or controlling persons of Berjaya or Berjaya Group has, during the last five years, (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Issuer has recently emerged from bankruptcy proceedings pursuant to a confirmed plan of reorganization (the “Confirmed Plan of Reorganization”). On September 30, 2002, pursuant to the terms of the Confirmed Plan of Reorganization, Berjaya purchased 8,333,333 shares of the Issuer’s Common Stock at a price of $0.36 per share, for an aggregate purchase price of approximately $3,000,000. The purchase was funded from Berjaya’s working capital. Also pursuant to the Confirmed Plan of Reorganization, Berjaya received an additional 4,166,667 shares of Common Stock at a price of $0.36 per share in full satisfaction of a $1.5 million loan to the Issuer.

Item 4. Purpose of Transaction.

     Berjaya acquired the shares of Common Stock primarily for the following purposes: (i) to provide financing for the Issuer’s post-bankruptcy operations, thereby helping to protect Berjaya’s existing investment in the Issuer; and (ii) to increase Berjaya’s equity position in the Issuer. Berjaya intends to maintain the shares of Common Stock as an investment. However, due to its majority voting interest in the Issuer, Berjaya is able to control major decisions of the Issuer’s corporate policy, elect the Issuer’s entire board of directors and determine the outcome of any major transaction or other matters submitted to the Issuer’s shareholders, including potential mergers or acquisitions, and amendments to the Issuer’s articles of incorporation. Shareholders other than Berjaya are therefore likely to have little or no influence on decisions regarding such matters.

     Berjaya may acquire additional shares of Common Stock (subject to availability of Common Stock at prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, Berjaya reserves the right to dispose of some or all of its Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the course of actions that Berjaya or the Issuer pursue, market conditions and other factors. Although the foregoing represents the range of activities presently contemplated by Berjaya with respect to the Common Stock, it should be noted that the possible activities of Berjaya are subject to change at any time.

CUSIP No. 76972510	13D	Page 4 of 5 Pages

     Except as otherwise stated herein, neither Berjaya nor Berjaya Group has present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     As of the date hereof, including the shares of Common Stock purchased in connection with the Confirmed Plan of Reorganization as reported herein, Berjaya is the beneficial owner of 19,440,786 shares of Common Stock, representing 66.5% of the outstanding shares of Common Stock based on 29,220,663 shares of Common Stock outstanding as of July 25, 2003. Berjaya holds all such shares of Common Stock directly of record and possesses sole voting and dispositive power with respect to all of such shares.

     In addition to the shares of Common Stock held directly by Berjaya, Prime Gaming Philippines, Inc., an entity which is 70% owned by Berjaya Group (“Prime”), beneficially owns 1,388,889 shares of Common Stock. Although Berjaya is wholly-owned by Berjaya Group and is therefore an affiliate of Prime, Berjaya has no voting or dispositive power over the shares of Common Stock held by Prime and is therefore not deemed to have beneficial ownership of such shares for purposes of the federal securities laws.

     Except as otherwise reported under Item 3 herein, neither Berjaya, Berjaya Group nor, to the best knowledge of Berjaya, any executive officer, director or controlling person of Berjaya or Berjaya Group, has engaged in any transaction involving the Common Stock in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None.

Signatures

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Berjaya Group (Cayman) Limited

/s/ Chan Kien Sing

Date: July 25, 2003	Name: Chan Kien Sing Title: Director

CUSIP No. 76972510	13D	Page 5 of 5 Pages

APPENDIX A

     The information relates to directors and persons who may be deemed to be executive officers of Berjaya Group:

Name and Position
With Berjaya	Employer and Address

Tan Sri Dato’ Tan Chee Sing Director	Berjaya Group (Cayman) Limited 11th Floor, Menara Berjaya KL Plaza, 179 Jalan Bukit Bintang 55100 Kuala Lumpur, Malaysia
Robert Yong Kuen Loke Director

Chan Kien Sing Director

Freddie Pang Hock Cheng Director

     The information relates to directors and persons who may be deemed to be executive officers of Berjaya Group Berhad:

Name and Position
with Berjaya Group	Employer and Address

Tan Sri Dato’ Seri Vincent Tan Chee Yioun Chairman/Chief Executive Officer	Berjaya Group Berhad 11th Floor, Menara Berjaya KL Plaza, 179 Jalan Bukit Bintang 55100 Kuala Lumpur, Malaysia

Tan Sri Dato’ Tan Chee Sing Deputy Chairman

Robert Youg Kuen Loke Executive Director

Chan Kien Sing Executive Director

Freddie Pang Hock Cheng Executive Director

Dato’ Mohd Annuar bin Zaini Executive Director

Rayvin Tan Yeong Sheik Executive Director

Vivienne Cheug Chi Fan Executive Director

Dato’ Suleiman Bin Mohd Noor Director

Tan Sri Datuk Abdul Rahim Bin Hj Di Director